

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 25, 2010

Mr. T.M. Whichard III
Senior Vice President
Key Energy Services, Inc.
1301 McKinney Street, Suite 1800
Houston, Texas 77010

> **Re:** **Key Energy Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Schedule 14A**
> **Filed April 16, 2009**
> **File No. 1-08038**

Dear Mr. Whichard:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director